Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2025	January 31, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Interest, Dividend and Fee Income
Loans	$9,501	$10,121	$9,745	$19,622	$19,577
Securities (Note 2)	3,978	4,120	3,716	8,098	7,155
Securities borrowed or purchased under resale agreements	1,448	1,565	1,672	3,013	3,229
Deposits with banks	727	817	1,031	1,544	2,057
	15,654	16,623	16,164	32,277	32,018
Interest Expense
Deposits	7,268	8,124	8,454	15,392	16,838
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,374	2,189	2,282	4,563	4,158
Subordinated debt	115	111	111	226	222
Other liabilities	800	801	802	1,601	1,564
	10,557	11,225	11,649	21,782	22,782
Net Interest Income	5,097	5,398	4,515	10,495	9,236
Non-Interest Revenue
Securities commissions and fees	275	288	271	563	540
Deposit and payment service charges	456	442	398	898	794
Trading revenues	819	802	599	1,621	1,059
Lending fees	324	362	388	686	773
Card fees	201	219	212	420	426
Investment management and custodial fees	556	574	501	1,130	984
Mutual fund revenues	353	363	323	716	638
Underwriting and advisory fees	415	380	371	795	715
Securities gains, other than trading (Note 2)	66	58	81	124	94
Foreign exchange gains, other than trading	62	76	65	138	129
Insurance service results (Note 5)	123	91	99	214	198
Insurance investment results (Notes 2 and 5)	(4)	60	25	56	16
Share of profit (loss) in associates and joint ventures	(2)	49	67	47	105
Other revenues (losses)	(62)	104	59	42	(61)
	3,582	3,868	3,459	7,450	6,410
Total Revenue	8,679	9,266	7,974	17,945	15,646
Provision for Credit Losses (Note 3)	1,054	1,011	705	2,065	1,332
Non-Interest Expense
Employee compensation	2,850	3,235	2,619	6,085	5,489
Premises and equipment	1,086	1,086	1,032	2,172	2,008
Amortization of intangible assets	296	288	276	584	555
Advertising and business development	210	174	202	384	393
Communications	95	86	100	181	201
Professional fees	141	146	132	287	270
Association, clearing and annual regulator fees	85	76	72	161	141
Other	256	336	411	592	1,176
	5,019	5,427	4,844	10,446	10,233
Income Before Provision for Income Taxes	2,606	2,828	2,425	5,434	4,081
Provision for income taxes (Note 11)	644	690	559	1,334	923
Net Income	$1,962	$2,138	$1,866	$4,100	$3,158
Attributable to:
Bank shareholders	$1,960	$2,134	$1,862	$4,094	$3,152
Non-controlling interest in subsidiaries	2	4	4	6	6
Net Income	$1,962	$2,138	$1,866	$4,100	$3,158
Earnings Per Common Share (Canadian $) (Note 10)
Basic	$2.51	$2.84	$2.36	$5.34	$4.09
Diluted	2.50	2.83	2.36	5.34	4.08
Dividends per common share	1.59	1.59	1.51	3.18	3.02
 The accompanying notes are an integral part of these interim consolidated financial statements.

44 BMO Financial Group Second Quarter Report 2025

Interim
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2025	January 31, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Net Income	$1,962	$2,138	$1,866	$4,100	$3,158
Other Comprehensive Income (Loss), net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(137)	120	40	(17)	311
Reclassification to earnings of (gains) during the period (2)	(15)	(6)	(40)	(21)	(45)
	(152)	114	-	(38)	266
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	818	375	(1,443)	1,193	471
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period (4)	184	341	379	525	768
	1,002	716	(1,064)	1,718	1,239
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(3,205)	2,612	1,482	(593)	(398)
Unrealized gains (losses) on hedges of net foreign operations (5)	747	(541)	(266)	206	61
	(2,458)	2,071	1,216	(387)	(337)
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (6)	-	(11)	-	(11)	8
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	(28)	22	43	(6)	(48)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	146	(88)	(356)	58	(783)
	118	(77)	(313)	41	(823)
Other Comprehensive Income (Loss), net of taxes	(1,490)	2,824	(161)	1,334	345
Total Comprehensive Income	$472	$4,962	$1,705	$5,434	$3,503
Attributable to:
Bank shareholders	$470	$4,958	$1,701	$5,428	$3,497
Non-controlling interest in subsidiaries	2	4	4	6	6
Total Comprehensive Income	$472	$4,962	$1,705	$5,434	$3,503

(1)	Net of income tax (provision) recovery of $50 million, $(45) million, $(14) million for the three months ended and $5 million and $(113) million for the six months ended, respectively.
(2)	Net of income tax provision of $6 million, $2 million, $15 million for the three months ended and $8 million and $17 million for the six months ended, respectively.
(3)	Net of income tax (provision) recovery of $(302) million, $(148) million, $547 million for the three months ended and $(450) million and $(182) million for the six months ended, respectively.
(4)	Net of income tax (recovery) of $(70) million, $(129) million, $(144) million for the three months ended and $(199) million and $(291) million for the six months ended, respectively.
(5)	Net of income tax (provision) recovery of $(287) million, $208 million, $103 million for the three months ended and $(79) million and $(23) million for the six months ended, respectively.
(6)	Net of income tax (provision) recovery of $nil million, $4 million, $nil million for the three months ended and $4 million and $(3) million for the six months ended, respectively.
(7)	Net of income tax (provision) recovery of $11 million, $(8) million, $(17) million for the three months ended and $3 million and $18 million for the six months ended, respectively.
(8)	Net of income tax (provision) recovery of $(56) million, $34 million, $137 million for the three months ended and $(22) million and $300 million for the six months ended, respectively.
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2025 45

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2025	October 31, 2024
Assets
Cash and Cash Equivalents	$65,362	$65,098
Interest Bearing Deposits with Banks	3,215	3,640
Securities (Note 2)
Trading	173,889	168,926
Fair value through profit or loss	19,929	19,064
Fair value through other comprehensive income	105,938	93,702
Debt securities at amortized cost	100,269	115,188
	400,025	396,880
Securities Borrowed or Purchased Under Resale Agreements	119,487	110,907
Loans (Note 3)
Residential mortgages	193,814	191,080
Consumer instalment and other personal	92,146	92,687
Credit cards	13,221	13,612
Business and government	381,483	384,993
	680,664	682,372
Allowance for credit losses (Note 3)	(4,960)	(4,356)
	675,704	678,016
Other Assets
Derivative instruments	49,726	47,253
Customers’ liability under acceptances	438	359
Premises and equipment	6,161	6,249
Goodwill	16,630	16,774
Intangible assets	4,824	4,925
Current tax assets	1,620	2,219
Deferred tax assets	2,641	3,024
Receivable from brokers, dealers and clients	48,401	31,916
Other	46,035	42,387
	176,476	155,106
Total Assets	$1,440,269	$1,409,647
Liabilities and Equity
Deposits (Note 4)	$958,267	$982,440
Other Liabilities
Derivative instruments	57,727	58,303
Acceptances	438	359
Securities sold but not yet purchased	53,422	35,030
Securities lent or sold under repurchase agreements	118,949	110,791
Securitization and structured entities’ liabilities	51,936	40,164
Insurance-related liabilities (Note 5)	19,338	18,770
Payable to brokers, dealers and clients	48,732	34,407
Other	35,887	36,720
	386,429	334,544
Subordinated Debt (Note 4)	9,740	8,377
Total Liabilities	1,354,436	1,325,361
Equity
Preferred shares and other equity instruments (Note 6)	7,787	8,087
Common shares (Note 6)	23,730	23,921
Contributed surplus	367	354
Retained earnings	47,158	46,469
Accumulated other comprehensive income	6,753	5,419
Total shareholders’ equity	85,795	84,250
Non-controlling interest in subsidiaries (Note 6)	38	36
Total Equity	85,833	84,286
Total Liabilities and Equity	$1,440,269	$1,409,647
 The accompanying notes are an integral part of these interim consolidated financial statements.

46 BMO Financial Group Second Quarter Report 2025

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$7,787	$6,958	$8,087	$6,958
Issued during the period	-	1,356	-	1,356
Redeemed during the period	-	-	(300)	-
Balance at end of period	7,787	8,314	7,787	8,314
Common Shares (Note 6)
Balance at beginning of period	23,923	23,412	23,921	22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	466	-	905
Issued under the Stock Option Plan	22	9	71	42
Treasury shares sold	14	9	7	8
Repurchased for cancellation	(229)	-	(269)	-
Balance at end of period	23,730	23,896	23,730	23,896
Contributed Surplus
Balance at beginning of period	363	351	354	328
Stock option expense, net of options exercised	(3)	(1)	5	11
Net premium on sale of treasury shares	7	-	8	11
Balance at end of period	367	350	367	350
Retained Earnings
Balance at beginning of period	47,243	44,161	46,469	44,006
Net income attributable to bank shareholders	1,960	1,862	4,094	3,152
Dividends on preferred shares and distributions payable on other equity instruments	(142)	(143)	(207)	(183)
Dividends on common shares	(1,151)	(1,102)	(2,310)	(2,197)
Equity issue expense	-	(6)	-	(6)
Common shares repurchased for cancellation (Note 6)	(752)	-	(888)	-
Balance at end of period	47,158	44,772	47,158	44,772
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(218)	(190)	(321)	(464)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(137)	40	(17)	311
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	-	-	(11)	8
Reclassification to earnings of (gains) during the period	(15)	(40)	(21)	(45)
Balance at end of period	(370)	(190)	(370)	(190)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(803)	(3,145)	(1,519)	(5,448)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	818	(1,443)	1,193	471
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	184	379	525	768
Balance at end of period	199	(4,209)	199	(4,209)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	8,452	4,641	6,381	6,194
Unrealized gains (losses) on translation of net foreign operations	(3,205)	1,482	(593)	(398)
Unrealized gains (losses) on hedges of net foreign operations	747	(266)	206	61
Balance at end of period	5,994	5,857	5,994	5,857
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	896	852	874	943
Gains (losses) on remeasurement of pension and other employee future benefit plans	(28)	43	(6)	(48)
Balance at end of period	868	895	868	895
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(84)	210	4	637
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	146	(356)	58	(783)
Balance at end of period	62	(146)	62	(146)
Total Accumulated Other Comprehensive Income	6,753	2,207	6,753	2,207
Total Shareholders’ Equity	85,795	79,539	85,795	79,539
Non-Controlling Interest in Subsidiaries (Note 6)
Balance at beginning of period	41	29	36	28
Net income attributable to non-controlling interest in subsidiaries	2	4	6	6
Dividends to non-controlling interest in subsidiaries	(3)	(3)	(3)	(3)
Other	(2)	1	(1)	-
Balance at end of period	38	31	38	31
Total Equity	$85,833	$79,570	$85,833	$79,570
 The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2025 47

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Cash Flows Provided by (Used in) Operating Activities
Net Income	$1,962	$1,866	$4,100	$3,158
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(66)	(81)	(124)	(94)
Depreciation of premises and equipment	245	240	498	484
Depreciation of other assets	3	8	7	17
Amortization of intangible assets	296	276	584	555
Provision for credit losses (Note 3)	1,054	705	2,065	1,332
Deferred taxes	65	(376)	236	(264)
Share of (profit) loss in associates and joint ventures	2	(67)	(47)	(105)
Changes in operating assets and liabilities:
Trading securities	2,722	(18,684)	(5,370)	(35,759)
Derivative assets	7,520	(9,197)	(782)	5,730
Derivative liabilities	(10,570)	9,189	(2,187)	(4,759)
Current income taxes	146	(203)	170	124
Accrued interest receivable and payable	(166)	427	(415)	839
Insurance-related liabilities	(203)	(141)	568	1,901
Brokers, dealers and clients receivable and payable	(2,899)	1,595	(2,216)	4,368
Other items and accruals, net	6,473	1,818	(2,698)	(3,408)
Deposits	(12,363)	9,621	(21,405)	29,208
Loans	(3,307)	(7,825)	(2,001)	(4,152)
Securities sold but not yet purchased	10,577	(1,965)	18,635	(1,367)
Securities lent or sold under repurchase agreements	769	10,392	9,029	15,051
Securities borrowed or purchased under resale agreements	(12,182)	(440)	(9,271)	(2,576)
Securitization and structured entities’ liabilities	6,729	6,830	12,303	9,687
Net Cash Provided by (Used in) Operating Activities	(3,193)	3,988	1,679	19,970
Cash Flows (Used in) Financing Activities
Net increase (decrease) in liabilities of subsidiaries	279	(2,433)	(715)	(6,768)
Proceeds from issuance of subordinated debt	1,250	-	1,250	-
Proceeds from issuance of preferred shares, net of issuance costs (Note 6)	-	1,350	-	1,350
Redemption of preferred shares (Note 6)	-	-	(300)	-
Net proceeds from issuance of common shares (Note 6)	20	10	64	31
Net sale of treasury shares	22	9	15	8
Common shares repurchased for cancellation (Note 6)	(963)	-	(1,136)	-
Cash dividends and distributions paid	(1,224)	(669)	(2,507)	(1,414)
Cash dividends paid to non-controlling interest	(3)	(3)	(3)	(3)
Repayment of lease liabilities	(78)	(93)	(138)	(185)
Net Cash (Used in) Financing Activities	(697)	(1,829)	(3,470)	(6,981)
Cash Flows Provided by (Used in) Investing Activities
Interest bearing deposits with banks	(20)	(35)	432	(238)
Purchases of securities, other than trading	(16,819)	(15,917)	(35,375)	(40,218)
Maturities of securities, other than trading	8,682	6,000	25,382	13,089
Proceeds from sales of securities, other than trading	3,984	12,078	13,111	17,267
Net purchases of premises and equipment and software	(439)	(327)	(825)	(719)
Net Cash Provided by (Used in) Investing Activities	(4,612)	1,799	2,725	(10,819)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,596)	1,252	(670)	(235)
Net increase (decrease) in Cash and Cash Equivalents	(11,098)	5,210	264	1,935
Cash and Cash Equivalents at Beginning of Period	76,460	74,659	65,098	77,934
Cash and Cash Equivalents at End of Period	$65,362	$79,869	$65,362	$79,869
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$10,423	$10,808	$22,100	$21,481
Income taxes paid in the period	826	658	1,306	1,077
Interest received in the period	14,807	15,151	30,920	30,476
Dividends received in the period	637	642	1,363	1,191

(1)	Includes dividends paid on securities sold but not yet purchased.
 The accompanying notes are an integral part of these interim consolidated financial statements.

48 BMO Financial Group Second Quarter Report 2025

Notes to Interim Consolidated Financial Statements
April 30, 2025 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2024, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2024. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 28, 2025.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to make estimates and judgments that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions including legal proceedings and severance charges; transfers of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from a possible escalation of the trade war, such as a resumption of reciprocal tariffs by the United States on many countries beyond July 2025. In addition, investors could lose confidence in holding U.S. assets, including Treasury securities, risking renewed weakness in financial markets. Canadian businesses face longer-term risks in the event of an unsuccessful renegotiation of the Canada-United States-Mexico Trade Agreement. Other risks stem from the continued conflict in Ukraine and the Middle East, and ongoing diplomatic tensions between Canada and India. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as the impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the estimates and judgments we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls in place that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2025.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2024, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit losses (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining a significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as 30 days past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment, based on what we know at the end of the reporting period, regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or a decrease in the ACL. The calculation of ECL includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include our primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced
credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.

BMO Financial Group Second Quarter Report 2025 49

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification:

(Canadian $ in millions)	April 30, 2025	October 31, 2024
Trading securities (1)	$173,889	$168,926
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	7,141	6,850
FVTPL investment securities held by Insurance subsidiaries designated at fair value	12,788	12,214
Total FVTPL securities	19,929	19,064
Fair value through other comprehensive income (FVOCI) securities (2)	105,938	93,702
Amortized cost securities (3)	100,269	115,188
Total	$400,025	$396,880

(1)
Trading securities include interests of $35,823 million as at April 30, 2025 ($21,485 million as at October 31, 2024) in Collateralized Mortgage Obligations (CMO). We receive CMO in return for our sales of Mortgage Backed Securities (MBS) to certain structured vehicles that we do not consolidate. When we subsequently sell these CMO to third parties, but do not transfer substantially all risks and rewards of ownership to the third-party investor, or we maintain an interest in the sold instrument, we retain these CMO on our Consolidated Balance Sheet. Refer to Note 7 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on these vehicles.

(2)	Amounts are net of ACL of $5 million ($4 million as at October 31, 2024).
(3)	Amounts are net of ACL of $3 million ($3 million as at October 31, 2024).
Amortized Cost Securities
The following table summarizes the carrying value and fair value of amortized cost debt securities:

(Canadian $ in millions)	April 30, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	$1,469	$1,458	$2,465	$2,403
Canadian provincial and municipal governments	5,756	5,754	4,488	4,216
U.S. federal government	44,184	40,603	55,421	51,319
U.S. states, municipalities and agencies	168	170	182	180
Other governments	528	527	681	675
NHA MBS, U.S. agency MBS and CMO (1)	40,105	36,629	42,773	38,619
Corporate debt	8,059	7,858	9,178	9,049
Total	$100,269	$92,999	$115,188	$106,461

(1)	These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act.
 The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses on FVOCI securities:

(Canadian $ in millions)	April 30, 2025				October 31, 2024
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	$43,994	$622	$(6)	$44,610	$33,892	$303	$(18)	$34,177
Canadian provincial and municipal governments	5,708	157	(12)	5,853	5,939	82	(25)	5,996
U.S. federal government	17,324	290	(48)	17,566	17,033	100	(168)	16,965
U.S. states, municipalities and agencies	5,404	36	(74)	5,366	5,125	24	(81)	5,068
Other governments	4,609	45	(11)	4,643	5,643	20	(7)	5,656
NHA MBS, U.S. agency MBS and CMO	23,278	235	(269)	23,244	21,570	58	(335)	21,293
Corporate debt	4,451	34	(18)	4,467	4,391	31	(52)	4,370
Corporate equity	161	28	-	189	135	42	-	177
Total	$104,929	$1,447	$(438)	$105,938	$93,728	$660	$(686)	$93,702
 Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
FVOCI securities	$1,079	$896	$2,176	$1,843
Amortized cost securities	661	1,075	1,466	2,029
Total	$1,740	$1,971	$3,642	$3,872

50 BMO Financial Group Second Quarter Report 2025

Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
FVTPL securities	$47	$25	$96	$32
FVOCI securities - net realized gains (1)	20	55	29	63
Impairment on FVOCI and amortized cost securities	(1)	1	(1)	(1)
Securities gains, other than trading	$66	$81	$124	$94

(1)	Gains are net of (losses) on hedge contracts.
Interest and dividend income and gains on securities held in our Insurance business are recorded as a component of non-interest
revenue, insurance investment results, in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Interest and dividend income	$133	$131	$269	$258
Gains (losses) from securities designated at FVTPL (1)	(304)	(301)	(23)	606
Realized gains from FVOCI securities	2	-	2	-
Total interest and dividend income and gains held in our Insurance business	$(169)	$(170)	$248	$864

(1)	Gains (losses) on these securities may be offset by certain (losses) gains from changes in insurance-related liabilities.

Note 3: Loans and Allowance for Credit Losses
Allowance for Credit Losses
The ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $5,616 million as at April 30, 2025 ($4,936 million as at October 31, 2024) of which $4,960 million ($4,356 million as at October 31, 2024) was recorded in loans and $656 million ($580 million as at October 31, 2024) was recorded in other liabilities in our Consolidated Balance Sheet. Changes in gross balances, including originations, maturities, sales, write-offs and repayments in the normal course of operations, impact the ACL.
The following tables show the continuity in the loss allowance by product type for the three and six months ended April 30, 2025 and April 30, 2024. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include the ECL impact of new calculation models or methodologies.

BMO Financial Group Second Quarter Report 2025 51

(Canadian $ in millions)
For the three months ended	April 30, 2025				April 30, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages

Balance as at beginning of period	$62	$191	$22	$275	$66	$187	$12	$265
Transfer to Stage 1	37	(37)	-	-	30	(29)	(1)	-
Transfer to Stage 2	(3)	7	(4)	-	(20)	23	(3)	-
Transfer to Stage 3	-	(10)	10	-	-	(8)	8	-
Net remeasurement of loss allowance	(32)	50	5	23	(30)	37	8	15
Loan originations	5	-	-	5	2	-	-	2
Derecognitions and maturities	-	(3)	-	(3)	(1)	(2)	-	(3)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	7	7	11	25	(19)	21	12	14
Write-offs (3)	-	-	(4)	(4)	-	-	(1)	(1)
Recoveries of previous write-offs	-	-	3	3	-	-	1	1
Foreign exchange and other	(2)	(4)	(14)	(20)	-	1	(11)	(10)
Balance as at end of period	$67	$194	$18	$279	$47	$209	$13	$269
Loans: Consumer instalment and other personal
Balance as at beginning of period	$194	$514	$183	$891	$144	$436	$171	$751
Transfer to Stage 1	74	(70)	(4)	-	112	(108)	(4)	-
Transfer to Stage 2	(15)	28	(13)	-	(10)	20	(10)	-
Transfer to Stage 3	(2)	(43)	45	-	(2)	(36)	38	-
Net remeasurement of loss allowance	(67)	133	108	174	(86)	86	45	45
Loan originations	7	-	-	7	9	-	-	9
Derecognitions and maturities	(4)	(10)	-	(14)	(3)	(8)	-	(11)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	(7)	38	136	167	20	(46)	69	43
Write-offs (3)	-	-	(168)	(168)	-	-	(156)	(156)
Recoveries of previous write-offs	-	-	44	44	-	-	98	98
Foreign exchange and other	(4)	(7)	(16)	(27)	2	4	(13)	(7)
Balance as at end of period	$183	$545	$179	$907	$166	$394	$169	$729
Loans: Credit cards
Balance as at beginning of period	$229	$492	$-	$721	$167	$343	$-	$510
Transfer to Stage 1	58	(58)	-	-	66	(66)	-	-
Transfer to Stage 2	(24)	24	-	-	(14)	14	-	-
Transfer to Stage 3	(2)	(112)	114	-	(1)	(68)	69	-
Net remeasurement of loss allowance	(55)	189	81	215	(30)	163	96	229
Loan originations	18	-	-	18	20	-	-	20
Derecognitions and maturities	(4)	(10)	-	(14)	(2)	(5)	-	(7)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	(9)	33	195	219	39	38	165	242
Write-offs (3)	-	-	(230)	(230)	-	-	(179)	(179)
Recoveries of previous write-offs	-	-	56	56	-	-	27	27
Foreign exchange and other	(3)	(17)	(21)	(41)	1	2	(13)	(10)
Balance as at end of period	$217	$508	$-	$725	$207	$383	$-	$590
Loans: Business and government
Balance as at beginning of period	$860	$1,938	$753	$3,551	$913	$1,269	$520	$2,702
Transfer to Stage 1	93	(88)	(5)	-	203	(190)	(13)	-
Transfer to Stage 2	(59)	89	(30)	-	(55)	70	(15)	-
Transfer to Stage 3	(2)	(82)	84	-	(2)	(90)	92	-
Net remeasurement of loss allowance	4	318	374	696	(214)	314	348	448
Loan originations	68	-	-	68	64	-	-	64
Derecognitions and maturities	(30)	(99)	-	(129)	(34)	(72)	-	(106)
Model changes	-	-	-	-	-	-	-	-
Total PCL (2)	74	138	423	635	(38)	32	412	406
Write-offs (3)	-	-	(371)	(371)	-	-	(224)	(224)
Recoveries of previous write-offs	-	-	93	93	-	-	15	15
Foreign exchange and other	(32)	(54)	(117)	(203)	9	52	(70)	(9)
Balance as at end of period	$902	$2,022	$781	$3,705	$884	$1,353	$653	$2,890
Total as at end of period	$1,369	$3,269	$978	$5,616	$1,304	$2,339	$835	$4,478
Comprising: Loans	$1,112	$2,938	$910	$4,960	$1,085	$2,118	$811	$4,014
Other credit instruments (4)	257	331	68	656	219	221	24	464

(1)	Includes changes in the allowance for purchased credit impaired (PCI) loans.
(2)	Excludes PCL on other assets of $8 million for the three months ended April 30, 2025 ($nil million for the three months ended April 30, 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

52 BMO Financial Group Second Quarter Report 2025

(Canadian $ in millions)
For the six months ended	April 30, 2025				April 30, 2024
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Balance as at beginning of period	$56	$186	$19	$261	$73	$151	$10	$234
Transfer to Stage 1	82	(81)	(1)	-	53	(52)	(1)	-
Transfer to Stage 2	(5)	14	(9)	-	(22)	28	(6)	-
Transfer to Stage 3	-	(18)	18	-	-	(14)	14	-
Net remeasurement of loss allowance	(74)	101	18	45	(63)	107	12	56
Loan originations	10	-	-	10	10	-	-	10
Derecognitions and maturities	(1)	(7)	-	(8)	(2)	(5)	-	(7)
Model changes	-	-	-	-	(1)	(5)	-	(6)
Total PCL (2)	12	9	26	47	(25)	59	19	53
Write-offs (3)	-	-	(5)	(5)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	4	4	-	-	3	3
Foreign exchange and other	(1)	(1)	(26)	(28)	(1)	(1)	(16)	(18)
Balance as at end of period	$67	$194	$18	$279	$47	$209	$13	$269
Loans: Consumer instalment and other personal
Balance as at beginning of period	$197	$471	$175	$843	$220	$434	$152	$806
Transfer to Stage 1	147	(137)	(10)	-	171	(163)	(8)	-
Transfer to Stage 2	(28)	53	(25)	-	(21)	42	(21)	-
Transfer to Stage 3	(4)	(85)	89	-	(4)	(65)	69	-
Net remeasurement of loss allowance	(135)	264	246	375	(151)	117	202	168
Loan originations	16	-	-	16	33	-	-	33
Derecognitions and maturities	(9)	(19)	-	(28)	(7)	(16)	(11)	(34)
Model changes	-	-	-	-	15	46	-	61
Total PCL (2)	(13)	76	300	363	36	(39)	231	228
Write-offs (3)	-	-	(338)	(338)	-	-	(315)	(315)
Recoveries of previous write-offs	-	-	72	72	-	-	123	123
Foreign exchange and other	(1)	(2)	(30)	(33)	(90)	(1)	(22)	(113)
Balance as at end of period	$183	$545	$179	$907	$166	$394	$169	$729
Loans: Credit cards
Balance as at beginning of period	$233	$472	$-	$705	$188	$308	$-	$496
Transfer to Stage 1	124	(124)	-	-	116	(116)	-	-
Transfer to Stage 2	(46)	46	-	-	(27)	27	-	-
Transfer to Stage 3	(4)	(219)	223	-	(2)	(116)	118	-
Net remeasurement of loss allowance	(115)	364	160	409	(105)	285	162	342
Loan originations	33	-	-	33	37	-	-	37
Derecognitions and maturities	(6)	(19)	-	(25)	(4)	(13)	-	(17)
Model changes	-	-	-	-	4	9	-	13
Total PCL (2)	(14)	48	383	417	19	76	280	375
Write-offs (3)	-	-	(453)	(453)	-	-	(331)	(331)
Recoveries of previous write-offs	-	-	109	109	-	-	75	75
Foreign exchange and other	(2)	(12)	(39)	(53)	-	(1)	(24)	(25)
Balance as at end of period	$217	$508	$-	$725	$207	$383	$-	$590
Loans: Business and government
Balance as at beginning of period	$892	$1,698	$537	$3,127	$1,043	$1,155	$533	$2,731
Transfer to Stage 1	252	(231)	(21)	-	387	(372)	(15)	-
Transfer to Stage 2	(170)	238	(68)	-	(174)	192	(18)	-
Transfer to Stage 3	(4)	(220)	224	-	(4)	(153)	157	-
Net remeasurement of loss allowance	(143)	706	780	1,343	(434)	609	488	663
Loan originations	146	-	-	146	147	8	-	155
Derecognitions and maturities	(68)	(184)	-	(252)	(84)	(164)	(11)	(259)
Model changes	-	-	-	-	53	57	-	110
Total PCL (2)	13	309	915	1,237	(109)	177	601	669
Write-offs (3)	-	-	(624)	(624)	-	-	(444)	(444)
Recoveries of previous write-offs	-	-	154	154	-	-	90	90
Foreign exchange and other	(3)	15	(201)	(189)	(50)	21	(127)	(156)
Balance as at end of period	$902	$2,022	$781	$3,705	$884	$1,353	$653	$2,890
Total as at end of period	$1,369	$3,269	$978	$5,616	$1,304	$2,339	$835	$4,478
Comprising: Loans	$1,112	$2,938	$910	$4,960	$1,085	$2,118	$811	$4,014
Other credit instruments (4)	257	331	68	656	219	221	24	464

(1)	Includes changes in the allowance for PCI loans.
(2)	Excludes PCL on other assets of $1 million for the six months ended April 30, 2025 ($7 million for the six months ended April 30, 2024).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2025 53

Credit Risk Exposure
The following
table
sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2025 and October 31, 2024. Stage 1 represents performing loans carried with up to a
12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)
For the three months ended	April 30, 2025				October 31, 2024
	Stage 1 (1)	Stage 2	Stage 3 (2)	Total	Stage 1 (1)	Stage 2	Stage 3 (2)	Total
Loans: Residential mortgages
Exceptionally low	$-	$-	$-	$-	$1	$-	$-	$1
Very low	95,091	231	-	95,322	86,730	5,631	-	92,361
Low	56,642	10,143	-	66,785	52,111	15,080	-	67,191
Medium	7,976	4,987	-	12,963	7,402	5,329	-	12,731
High	277	2,897	-	3,174	268	2,622	-	2,890
Not rated (3)	13,771	1,042	-	14,813	14,207	1,042	-	15,249
Impaired	-	-	757	757	-	-	657	657
Gross residential mortgages	173,757	19,300	757	193,814	160,719	29,704	657	191,080
ACL	67	193	8	268	56	185	10	251
Carrying amount	173,690	19,107	749	193,546	160,663	29,519	647	190,829
Loans: Consumer instalment and other personal
Exceptionally low	9,244	8	-	9,252	9,162	145	-	9,307
Very low	20,848	61	-	20,909	20,466	903	-	21,369
Low	27,622	2,581	-	30,203	26,125	4,575	-	30,700
Medium	7,414	5,705	-	13,119	7,405	5,526	-	12,931
High	666	2,155	-	2,821	789	2,017	-	2,806
Not rated (3)	14,339	877	-	15,216	14,522	475	-	14,997
Impaired	-	-	626	626	-	-	577	577
Gross consumer instalment and other personal	80,133	11,387	626	92,146	78,469	13,641	577	92,687
ACL	169	519	172	860	183	447	168	798
Carrying amount	79,964	10,868	454	91,286	78,286	13,194	409	91,889
Loans: Credit cards (4)
Exceptionally low	1,636	-	-	1,636	1,660	-	-	1,660
Very low	2,130	2	-	2,132	2,166	1	-	2,167
Low	2,025	46	-	2,071	2,110	60	-	2,170
Medium	4,416	790	-	5,206	4,544	824	-	5,368
High	768	1,015	-	1,783	746	922	-	1,668
Not rated (3)	270	123	-	393	430	149	-	579
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	11,245	1,976	-	13,221	11,656	1,956	-	13,612
ACL	146	447	-	593	161	421	-	582
Carrying amount	11,099	1,529	-	12,628	11,495	1,535	-	13,030
Loans: Business and government (5)
Acceptable
Investment grade	184,974	3,455	-	188,429	191,742	3,437	-	195,179
Sub-investment grade	136,515	27,947	-	164,462	147,713	15,078	-	162,791
Watchlist	153	23,521	-	23,674	238	22,535	-	22,773
Impaired	-	-	5,356	5,356	-	-	4,609	4,609
Gross business and government	321,642	54,923	5,356	381,921	339,693	41,050	4,609	385,352
ACL	730	1,779	730	3,239	743	1,507	475	2,725
Carrying amount	320,912	53,144	4,626	378,682	338,950	39,543	4,134	382,627
Total gross loans and acceptances	586,777	87,586	6,739	681,102	590,537	86,351	5,843	682,731
Total net loans and acceptances	585,665	84,648	5,829	676,142	589,394	83,791	5,190	678,375
Commitments and financial guarantee contracts
Acceptable
Investment grade	195,854	1,042	-	196,896	198,132	787	-	198,919
Sub-investment grade	58,505	15,509	-	74,014	68,177	6,647	-	74,824
Watchlist	9	8,596	-	8,605	59	8,765	-	8,824
Impaired	-	-	1,801	1,801	-	-	1,373	1,373
Gross commitments and financial guarantee contracts	254,368	25,147	1,801	281,316	266,368	16,199	1,373	283,940
ACL	257	331	68	656	235	267	78	580
Carrying amount (6) (7)	$254,111	$24,816	$1,733	$280,660	$266,133	$15,932	$1,295	$283,360

(1)
Includes $94 million ($163 million as at October 31, 2024) of residential mortgages and $13,404 million ($12,431 million as at October 31, 2024) of business and government loans that are classified and measured at FVTPL and not subject to ECL.

(2)	Includes PCI loans.
(3)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(4)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(5)	Includes customers’ liability under acceptances.
(6)
Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(7)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.

54 BMO Financial Group Second Quarter Report 2025

Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected. The following table presents loans that are past due but not classified as impaired as at April 30, 2025 and October 31, 2024. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	April 30, 2025			October 31, 2024
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	$687	$7	$694	$696	$15	$711
Credit cards, consumer instalment and other personal	749	189	938	734	173	907
Business and government	411	13	424	689	16	705
Total	$1,847	$209	$2,056	$2,119	$204	$2,323

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $7 million as at April 30, 2025 ($16 million as at October 31, 2024).

ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan loss allowances as a whole are sensitive.
The upside scenario as at April 30, 2025 assumes a stronger economic environment than the base case forecast, with lower unemployment rates.
As at April 30, 2025, our base case scenario depicts an economic environment with higher unemployment rates in the near-term, largely in response to the trade war and weaker financial conditions, and a moderate economic recovery over the medium-term as trade policy uncertainty diminishes and interest rates decline further. Our base case forecast as at October 31, 2024 broadly depicted a stronger economic environment.
If we assumed a 100% weight on the base case forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,350 million as at April 30, 2025 ($2,625 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,638 million ($4,205 million as at October 31, 2024).
As at April 30, 2025, our downside scenario involves a sharp contraction in the Canadian and U.S. economies in the near-term, followed by a relatively slow recovery. Our severe downside scenario depicts an even deeper contraction in the Canadian and U.S. economies than in the downside scenario. The severe downside scenario as at October 31, 2024 broadly depicted a similar economic environment over the projection period. If we assumed a
100
% weight on the severe downside forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $
7,825 million as at April 30, 2025 ($7,500 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,638 million ($4,205 million as at October 31, 2024).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, changes in geopolitical risks, risk mitigation actions and other factors. In addition, our allowance will reflect the four economic scenarios used in assessing the allowance, with often unequal weightings attached to each scenario, which can change through time.
The following tables show the key economic variables used to estimate the allowance for performing loans forecast over the next 12 months or lifetime measurement period. The variables as at April 30, 2025 include the impact of tariffs and trade policy uncertainty on the economic outlook. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	$		$		$		$		$		$		$		$
	As at April 30, 2025
	Scenarios
All figures are average annual values	Upside				Base				Downside				Severe downside
	First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)
Real GDP growth rates (2)
Canada		2.7%		2.3%		(0.2)%		1.6%		(2.3)%		1.3%		(3.5)%		1.2%
United States		3.5%		2.3%		1.0%		1.8%		(2.3)%		1.5%		(3.4)%		1.3%
Corporate BBB 10-year spread
Canada		1.6%		1.8%		2.2%		2.0%		3.8%		3.0%		4.2%		3.5%
United States		1.1%		1.6%		1.8%		2.0%		3.6%		3.1%		4.6%		3.6%
Unemployment rates
Canada		5.8%		5.3%		7.8%		7.6%		9.0%		9.7%		9.8%		10.6%
United States		3.6%		3.2%		4.8%		4.7%		6.9%		7.5%		7.5%		8.4%
Housing Price Index (2)
Canada (3)		5.0%		5.5%		0.8%		3.0%		(11.9)%		(1.3)%		(20.3)%		(5.0)%
United States (4)		5.4%		3.8%		2.3%		2.4%		(10.1)%		(1.2)%		(19.2)%		(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

BMO Financial Group Second Quarter Report 2025 55

	$		$		$		$		$		$		$		$
	As at October 31, 2024
	Scenarios
All figures are average annual values	Upside				Base				Downside				Severe downside
	First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)		First 12 months		Remaining horizon (1)
Real GDP growth rates (2)
Canada		4.6%		2.6%		1.8%		1.9%		(2.3)%		1.3%		(3.6)%		1.2%
United States		4.3%		2.4%		1.9%		1.9%		(2.1)%		1.4%		(3.4)%		1.3%
Corporate BBB 10-year spread
Canada		1.3%		1.8%		1.9%		2.0%		3.6%		3.0%		4.2%		3.5%
United States		0.9%		1.6%		1.6%		2.0%		3.4%		3.1%		4.6%		3.6%
Unemployment rates
Canada		5.3%		4.8%		7.0%		6.8%		8.8%		9.4%		9.8%		10.5%
United States		3.4%		3.0%		4.7%		4.4%		6.7%		7.3%		7.6%		8.4%
Housing Price Index (2)
Canada (3)		5.9%		5.4%		1.6%		3.0%		(10.9)%		(1.0)%		(19.0)%		(5.0)%
United States (4)		5.9%		4.0%		2.8%		2.6%		(9.6)%		(1.0)%		(19.3)%		(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all of our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $3,425 million ($3,050 million as at October 31, 2024), compared to the reported allowance for performing loans of $4,638 million ($4,205 million as at October 31, 2024).

Note 4:
Deposits
and Subordinated Debt
Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice (1)	Payable on a fixed date (2) (3)	April 30, 2025	October 31, 2024
Amortized cost deposits by:
Banks (4)	$4,422	$1,881	$1,627	$19,851	$27,781	$32,546
Business and government	72,600	40,636	202,401	245,118	560,755	575,019
Individuals	4,207	36,111	148,266	129,213	317,797	320,767
Total amortized cost deposits	81,229	78,628	352,294	394,182	906,333	928,332
Deposits at FVTPL	-	-	-	51,934	51,934	54,108
Total (5)	$81,229	$78,628	$352,294	$446,116	$958,267	$982,440
Booked in:
Canada	$70,603	$67,839	$155,961	$314,544	$608,947	$618,141
United States	10,553	10,788	194,481	86,577	302,399	314,066
Other countries	73	1	1,852	44,995	46,921	50,233
Total	$81,229	$78,628	$352,294	$446,116	$958,267	$982,440

(1)	Includes $43,388 million of non-interest bearing deposits as at April 30, 2025 ($44,617 million as at October 31, 2024).
(2)
Includes $61,837 million of senior unsecured debt as at April 30, 2025 subject to the Bank Recapitalization (Bail-In) regime ($65,986 million as at October 31, 2024). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $28,685 million as at April 30, 2025 ($29,136 million as at October 31, 2024) can be redeemed early, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)	Includes regulated and central banks.
(5)
Includes $503,272 million of deposits denominated in U.S. dollars as at April 30, 2025 ($521,160 million as at October 31, 2024), and $55,220 million of deposits denominated in other foreign currencies ($54,397 million as at October 31, 2024).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at April 30, 2025	$ 265,717	$ 76,703	$ 44,995	$387,415
As at October 31, 2024	285,555	77,313	48,086	410,954
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at April 30, 2025	$ 60,424	$ 34,449	$ 47,389	$ 123,455	$265,717
As at October 31, 2024	63,442	33,704	62,674	125,735	285,555

56 BMO Financial Group Second Quarter Report 2025

Subordinated Debt
On May 6, 2025, we announced our intention to redeem all of our $1,250 million 2.077% Series J Medium-Term Notes (NVCC) Second Tranche, at a redemption price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date on June 17, 2025.
On March 5, 2025, we issued $1,250 million of 4.077
% Series N Medium-Term Notes First Tranche (NVCC) through our Canadian Medium-Term Note Program. The notes will reset to a floating rate on
March 5, 2030.

Note 5: Insurance
Insurance Results
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024

Insurance revenue	$474	$434	$944	$867
Insurance service expenses	(339)	(305)	(690)	(602)
Net expenses from reinsurance contracts	(12)	(30)	(40)	(67)
Insurance service results	$123	$99	$214	$198
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Investment return	$(258)	$(215)	$301	$1,068
Insurance finance (expense) from insurance and reinsurance contracts held	261	213	(212)	(1,012)
Movement in investment contract liabilities	(7)	27	(33)	(40)
Insurance investment results	$(4)	$25	$56	$16
Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims comprise the following:

(Canadian $ in millions)	For the three months ended April 30, 2025			For the three months ended April 30, 2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$17,814	$218	$18,032	$15,032	$225	$15,257
Insurance service results	(763)	651	(112)	(398)	290	(108)
Net finance expenses from insurance contracts	(249)	-	(249)	(195)	-	(195)
Total cash flows	828	(675)	153	437	(303)	134
Other changes in the net carrying amount of the insurance contract	(1)	(7)	(8)	1	2	3
Insurance contract liabilities, end of period (1)	$17,629	$187	$17,816	$14,877	$214	$15,091

(Canadian $ in millions)	For the six months ended April 30, 2025			For the six months ended April 30, 2024
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Insurance contract liabilities, beginning of period	$17,047	$201	$17,248	$13,114	$235	$13,349
Insurance service results	(1,186)	972	(214)	(783)	553	(230)
Net finance expenses from insurance contracts	282	-	282	1,072	-	1,072
Total cash flows	1,486	(983)	503	1,474	(573)	901
Other changes in the net carrying amount of the insurance contract	-	(3)	(3)	-	(1)	(1)
Insurance contract liabilities, end of period (1)	$17,629	$187	$17,816	$14,877	$214	$15,091

(1)	The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance business were $ 104 million as at April 30, 2025 and $115 million as at April 30, 2024.
Contractual service margin (CSM) from contracts issued was $13 million and $31 million for the three and six months ended April 30, 2025, respectively ($20 million and $60 million for the three and six months ended April 30, 2024, respectively). Total CSM as at April 30, 2025 was $1,543 million ($1,550 million as at October 31, 2024). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses for the three and six months ended April 30, 2025 and 2024 were not material.
We use the following rates for discounting fulfilment cash flows for our insurance contract liabilities, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	April 30, 2025	October 31, 2024
1 year	3.47%	4.16%
3 years	3.72%	4.17%
5 years	4.04%	4.35%
10 years	4.72%	4.82%
20 years	5.25%	5.15%
30 years	5.09%	4.98%
Ultimate	5.00%	5.00%

BMO Financial Group Second Quarter Report 2025 57

Note 6: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	April 30, 2025					October 31, 2024
	Number of shares	Amount	Dividends declared per share (2)	Number of shares	Amount	Dividends declared per share (2)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 31	-	$-	$-	12,000,000	$300	$0.96	Class B - Series 32	(3) (4)
Class B – Series 33	8,000,000	200	0.38	8,000,000	200	0.76	Class B - Series 34	(3) (4)
Class B – Series 44	16,000,000	400	0.85	16,000,000	400	1.70	Class B - Series 45	(3) (4)
Class B – Series 50	500,000	500	36.87	500,000	500	73.73	Not convertible	(4)
Class B – Series 52	650,000	650	35.29	650,000	650	70.57	Not convertible	(4)
Preferred Shares - Classified as Equity		$1,750			$2,050
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		$658			$658		-	(4) (5) (7)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250	Preferred Shares Series 48		(4) (6) (7)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750	Preferred Shares Series 49		(4) (6) (7)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000	Preferred Shares Series 51		(4) (6) (7)
7.700% Limited Recourse Capital Notes, Series 4 (Series 4 LRCNs)		1,356			1,356	Preferred Shares Series 53		(4) (6) (7)
7.300% Limited Recourse Capital Notes, Series 5 (Series 5 LRCNs)		1,023			1,023	Preferred Shares Series 54		(4) (6) (7)
Other Equity Instruments		6,037			6,037
Preferred Shares and Other Equity Instruments		7,787			8,087
Common Shares	722,070,767	$23,730	$3.18	729,529,876	$23,921	$6.12		(8) (9) (10)

(1)	For additional information refer to Notes 17 and 21 of our annual consolidated financial statements for the year ended October 31, 2024.
(2)
Represents year-to-date dividends declared per share as at reporting date. Non-cumulative dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(3)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(4)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54 (collectively, the LRCN Preferred Shares) for Series 1, Series 2, Series 3, Series 4 and Series 5 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(5)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(6)
Non-deferrable interest is payable semi-annually on the Series 1, Series 2 and Series 3 LRCNs and quarterly on the Series 4 and Series 5 LRCNs at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(7)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8)
The stock options issued under the Stock Option Plan are convertible into 6,585,406 common shares as at April 30, 2025 (6,554,492 common shares as at October 31, 2024) of which 3,080,854 are exercisable as at April 30, 2025 (2,856,460 as at October 31, 2024).

(9)
During the three and six months ended April 30, 2025, we issued nil common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (3,732,736 and 7,790,724 common shares during the three and six months ended April 30, 2024) and we issued 211,309 and 685,719 common shares, under the Stock Option Plan (88,707 and 479,703 common shares during the three and six months ended April 30, 2024).

(10)	Common shares are net of nil treasury shares as at April 30, 2025 (55,172 treasury shares as at October 31, 2024).
Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and forms part of our additional Tier 1 NVCC. Distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.
Common Shares
On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended April 30, 2025, we purchased for cancellation 7.0 million common shares under the NCIB, at an average price of $137.52 per share for a total amount of $981 million, including tax. During the six months ended April 30, 2025, we purchased for cancellation

8.2 million common shares under the NCIB, at an average price of $138.53 per share for a total amount of $1,157 million, including tax.

58 BMO Financial Group Second Quarter Report 2025

Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan will be purchased on the open market without a discount.
Non-Controlling Interest
Non-controlling interest in subsidiaries, relating to our acquisition of Bank of the West, was $38 million as at April 30, 2025 ($36 million as at October 31, 2024).

Note 7:
Fair
Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 18 of our annual consolidated financial statements for the year ended October 31, 2024 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2025		October 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	$ 100,269	$92,999	$115,188	$106,461

Loans (1) (2)
Residential mortgages	193,452	191,924	190,666	188,848
Consumer instalment and other personal	91,286	91,300	91,889	91,513
Credit cards	12,628	12,628	13,030	13,030
Business and government	364,826	365,215	369,776	370,101
	662,192	661,067	665,361	663,492

Deposits (3)	906,333	907,269	928,332	928,689
Securitization and structured entities’ liabilities (4)	21,256	21,162	21,850	21,653
Other liabilities (5)	2,985	2,778	2,929	2,669
Subordinated debt	9,740	9,854	8,377	8,543
This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, certain other assets, certain other liabilities and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of ACL.
(2)
Excludes $94 million of residential mortgages classified as FVTPL, $13,404 million of business and government loans classified as FVTPL and $14 million of business and government loans classified as FVOCI ($163 million, $12,431 million and $61 million, respectively, as at October 31, 2024).

(3)
Excludes $46,909 million of structured note liabilities, $1,994 million of money market deposits, $1,173 million of embedded options related to structured deposits carried at amortized cost and $1,858 million of metals deposits measured at fair value ($45,222 million, $6,032 million, $1,047 million and $1,807 million, respectively, as at October 31, 2024).

(4)	Excludes $30,680 million of securitization and structured entities’ liabilities classified as FVTPL ($18,314 million as at October 31, 2024).
(5)	Other liabilities include certain investment contract liabilities in our insurance business measured at amortized cost, as well as certain other liabilities of subsidiaries.
Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of assets and liabilities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2025 59

The
extent
of our use of actively quoted market prices (L
eve
l 1), internal models using observable market information as inputs (Level 2) and models using one or more significant unobservable inputs (Level 3) in the valuation of securities, loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)			April 30, 2025		October 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$362	$9,126	$-	$9,488	$1,272	$8,764	$-	$10,036
Canadian provincial and municipal governments	-	7,359	-	7,359	-	7,585	-	7,585
U.S. federal government	5,311	22,731	-	28,042	2,688	21,560	-	24,248
U.S. states, municipalities and agencies	-	1,096	-	1,096	-	565	-	565
Other governments	54	4,967	-	5,021	92	3,757	-	3,849
NHA MBS, and U.S. agency MBS and CMO	-	55,950	5	55,955	-	40,995	-	40,995
Corporate debt	-	10,986	-	10,986	-	10,172	-	10,172
Trading loans	-	4,622	-	4,622	-	5,493	-	5,493
Corporate equity	50,784	536	-	51,320	65,559	420	4	65,983
	56,511	117,373	5	173,889	69,611	99,311	4	168,926
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	-	956	-	956	166	237	-	403
Canadian provincial and municipal governments	-	1,588	-	1,588	-	1,578	-	1,578
U.S. federal government	-	1,482	-	1,482	-	1,527	-	1,527
Other governments	-	-	-	-	-	25	-	25
NHA MBS, and U.S. agency MBS and CMO	-	22	-	22	-	21	-	21
Corporate debt	-	8,882	36	8,918	-	8,745	35	8,780
Corporate equity	920	786	5,257	6,963	921	910	4,899	6,730
	920	13,716	5,293	19,929	1,087	13,043	4,934	19,064
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	-	44,610	-	44,610	3,212	30,965	-	34,177
Canadian provincial and municipal governments	-	5,853	-	5,853	-	5,996	-	5,996
U.S. federal government	359	17,207	-	17,566	25	16,940	-	16,965
U.S. states, municipalities and agencies	-	5,366	-	5,366	-	5,068	-	5,068
Other governments	-	4,643	-	4,643	-	5,656	-	5,656
NHA MBS, and U.S. agency MBS and CMO	-	23,244	-	23,244	-	21,293	-	21,293
Corporate debt	-	4,467	-	4,467	-	4,370	-	4,370
Corporate equity	-	-	189	189	-	-	177	177
	359	105,390	189	105,938	3,237	90,288	177	93,702
Loans
Residential mortgages	-	94	-	94	-	163	-	163
Business and government loans	-	13,036	382	13,418	-	12,190	302	12,492
	-	13,130	382	13,512	-	12,353	302	12,655
Other Assets (1)	13,173	-	1,435	14,608	11,236	-	1,717	12,953
Fair Value Liabilities (2)
Deposits (3)	-	51,934	-	51,934	-	54,108	-	54,108
Securities sold but not yet purchased	15,518	37,904	-	53,422	10,631	24,399	-	35,030
Other liabilities (4)	1,854	31,467	-	33,321	1,754	19,110	-	20,864
	17,372	121,305	-	138,677	12,385	97,617	-	110,002
Derivative Assets
Interest rate contracts	50	9,167	-	9,217	36	9,851	-	9,887
Foreign exchange contracts	21	29,526	-	29,547	4	21,258	10	21,272
Commodity contracts	273	1,472	9	1,754	169	1,656	2	1,827
Equity contracts	329	8,863	14	9,206	539	13,718	-	14,257
Credit default swaps	-	1	1	2	-	10	-	10
	673	49,029	24	49,726	748	46,493	12	47,253
Derivative Liabilities
Interest rate contracts	37	10,423	-	10,460	32	10,811	-	10,843
Foreign exchange contracts	-	29,150	-	29,150	-	19,955	-	19,955
Commodity contracts	116	1,688	-	1,804	96	1,721	4	1,821
Equity contracts	102	16,210	1	16,313	75	25,596	2	25,673
Credit default swaps	-	-	-	-	-	10	1	11
	255	57,471	1	57,727	203	58,093	7	58,303

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)
Interest expense for liabilities carried at fair value is $1,060 million and $1,780 million for the three and six months ended April 30, 2025, respectively ($806 million and $1,335 million for the three and six months ended April 30, 2024). Interest expense for liabilities carried at amortized cost is $9,497 million and $20,002 million for the three and six months ended April 30, 2025, respectively ($10,843 million and $21,447 million for the three and six months ended April 30, 2024).

(3)	Deposits include structured note liabilities, money market and metals deposits designated at FVTPL and certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include certain investment contract liabilities and segregated fund liabilities in our insurance business, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

60 BMO Financial Group Second Quarter Report 2025

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)					April 30, 2025
					Range of input values (1)
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity	Corporate equity	$5,446	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	4	28
Investment properties	Other assets	1,358	Income approach	Capitalization rate	2%	8%

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

 na – not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between Level 1 and Level 2 are dependent on the recency of issuance and availability of quoted market prices in the active market. There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2025 and 2024.
Changes
in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and six months ended April 30, 2025 and 2024, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group Second Quarter Report 2025 61

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2025 (Canadian $ in millions)	Fair Value as at January 31, 2025	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$5	$-	$-	$-	$-	$5	$-
Corporate equity	6	-	-	-	-	-	-	(6)	-	-
Total trading securities	6	-	-	5	-	-	-	(6)	5	-
FVTPL Securities
Corporate debt	33	2	-	1	-	-	-	-	36	2
Corporate equity	5,202	(120)	(110)	342	(57)	-	-	-	5,257	(68)
Total FVTPL securities	5,235	(118)	(110)	343	(57)	-	-	-	5,293	(66)
FVOCI Securities
Corporate equity	163	-	-	26	-	-	-	-	189	na
Total FVOCI securities	163	-	-	26	-	-	-	-	189	na
Business and Government Loans	321	(11)	(7)	50	-	-	29	-	382	(11)
Other Assets	1,841	(1)	-	7	(7)	(405)	-	-	1,435	(1)
Derivative Assets
Foreign exchange contracts	42	-	-	-	-	(42)	-	-	-	-
Commodity contracts	5	4	-	-	-	-	-	-	9	4
Equity contracts	13	(2)	-	-	-	-	3	-	14	(2)
Credit default swaps	-	-	-	-	-	-	1	-	1	-
Total derivative assets	60	2	-	-	-	(42)	4	-	24	2
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	2	-	-	-	-	-	1	(2)	1	-
Credit default swaps	1	-	-	-	-	(1)	-	-	-	-
Total derivative liabilities	3	-	-	-	-	(1)	1	(2)	1	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2025 (Canadian $ in millions)	Fair Value as at October 31, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2025	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$5	$-	$-	$-	$-	$5	$-
Corporate equity	4	-	-	2	-	-	-	(6)	-	-
Total trading securities	4	-	-	7	-	-	-	(6)	5	-
FVTPL Securities
Corporate debt	35	1	-	2	-	-	-	(2)	36	1
Corporate equity	4,899	(96)	(21)	614	(139)	-	-	-	5,257	16
Total FVTPL securities	4,934	(95)	(21)	616	(139)	-	-	(2)	5,293	17
FVOCI Securities
Corporate equity	177	-	(15)	27	-	-	-	-	189	na
Total FVOCI securities	177	-	(15)	27	-	-	-	-	189	na
Business and Government Loans	302	2	(1)	56	-	(6)	29	-	382	2
Other Assets	1,717	(56)	-	201	(7)	(420)	-	-	1,435	(52)
Derivative Assets
Foreign exchange contracts	10	-	-	32	-	(42)	-	-	-	-
Commodity contracts	2	7	-	-	-	-	-	-	9	7
Equity contracts	-	(2)	-	-	-	-	16	-	14	(2)
Credit default swaps	-	-	-	-	-	-	1	-	1	-
Total derivative assets	12	5	-	32	-	(42)	17	-	24	5
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Commodity contracts	4	(4)	-	-	-	-	-	-	-	(4)
Equity contracts	2	-	-	-	-	-	1	(2)	1	-
Credit default swaps	1	-	-	-	-	(1)	-	-	-	-
Total derivative liabilities	7	(4)	-	-	-	(1)	1	(2)	1	(4)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2025 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified to conform with the current period’s presentation.
 na – not applicable

62 BMO Financial Group Second Quarter Report 2025

		Change in fair value			Movements		Transfers
For the three months ended April 30, 2024 (Canadian $ in millions)	Fair Value as at January 31, 2024	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	-	-	-	-	-	-	-	-	-	-
FVTPL Securities
Corporate debt	24	(6)	-	17	-	-	-	-	35	(6)
Corporate equity	4,319	15	49	206	(88)	-	-	-	4,501	66
Total FVTPL securities	4,343	9	49	223	(88)	-	-	-	4,536	60
FVOCI Securities
Corporate equity	173	-	-	1	-	-	-	-	174	na
Total FVOCI securities	173	-	-	1	-	-	-	-	174	na
Business and Government Loans	196	-	5	13	-	(59)	198	-	353	-
Other Assets	1,671	(56)	-	12	-	(5)	-	-	1,622	(65)
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	7	(7)	-	-	-	-	-	-	-	(7)
Equity contracts	7	-	-	-	-	-	6	-	13	-
Credit default swaps	-	-	-	-	-	-	-	-	-	-
Total derivative assets	14	(7)	-	-	-	-	6	-	13	(7)
Other Liabilities	13	-	-	-	-	(13)	-	-	-	-
Derivative Liabilities
Commodity contracts	1	1	-	-	-	-	-	-	2	1
Equity contracts	-	-	-	-	-	-	1	-	1	-
Credit default swaps	1	(1)	-	-	-	-	1	-	1	(1)
Total derivative liabilities	2	-	-	-	-	-	2	-	4	-

		Change in fair value			Movements		Transfers
For the six months ended April 30, 2024 (Canadian $ in millions)	Fair Value as at October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Corporate equity	37	-	-	-	-	-	-	(37)	-	-
Total trading securities	37	-	-	-	-	-	-	(37)	-	-
FVTPL Securities
Corporate debt	27	(9)	-	17	-	-	-	-	35	(9)
Corporate equity	4,208	(92)	(10)	522	(126)	-	-	(1)	4,501	17
Total FVTPL securities	4,235	(101)	(10)	539	(126)	-	-	(1)	4,536	8
FVOCI Securities
Corporate equity	160	-	11	3	-	-	-	-	174	na
Total FVOCI securities	160	-	11	3	-	-	-	-	174	na
Business and Government Loans	186	-	(1)	46	-	(76)	198	-	353	-
Other Assets	1,723	(17)	-	16	(21)	(79)	-	-	1,622	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	5	(5)	-	-	-	-	-	-	-	(5)
Equity contracts	-	-	-	-	-	-	13	-	13	-
Credit default swaps	-	-	-	-	-	-	-	-	-	-
Total derivative assets	5	(5)	-	-	-	-	13	-	13	(5)
Other Liabilities	5	-	-	8	-	(13)	-	-	-	-
Derivative Liabilities
Commodity contracts	1	1	-	-	-	-	-	-	2	1
Equity contracts	8	-	-	-	-	-	1	(8)	1	-
Credit default swaps	2	(2)	-	-	-	-	1	-	1	(1)
Total derivative liabilities	11	(1)	-	-	-	-	2	(8)	4	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2024 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified to conform with the current period’s presentation.
 na – not applicable

BMO Financial Group Second Quarter Report 2025 63

Note 8: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at April 30, 2025, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 3.5% Domestic Stability Buffer (DSB) applicable to D-SIBs. On December 17, 2024, OSFI announced that the DSB will remain at 3.5%. Our capital position as at April 30, 2025 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

	$		$
(Canadian $ in millions, except as noted)	April 30, 2025		October 31, 2024
CET1 Capital		$57,405		$57,054
Tier 1 Capital		65,107		64,735
Total Capital		75,981		73,911
TLAC		127,265		123,288
Risk-Weighted Assets		425,066		420,838
Leverage Exposures		1,490,551		1,484,962
CET1 Ratio		13.5%		13.6%
Tier 1 Capital Ratio		15.3%		15.4%
Total Capital Ratio		17.9%		17.6%
TLAC Ratio		29.9%		29.3%
Leverage Ratio		4.4%		4.4%
TLAC Leverage Ratio		8.5%		8.3%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 9: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended April 30, 2025 or 2024. During the six months ended April 30, 2025, we granted a total of 716,633 stock options (1,113,853 stock options during the six months ended April 30, 2024) with a weighted-average fair value of $18.46 per option ($15.33 per option for the six months ended April 30, 2024).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	$		$
For stock options granted during the six months ended	April 30, 2025		April 30, 2024

Expected dividend yield		3.6%		4.5%
Expected share price volatility		16.7%		17.4% - 17.6%
Risk-free rate of return		2.8%		3.3% - 3.4%
Expected period until exercise (in years)		6.5 - 7.0		6.5 - 7.0
Exercise price ($)		141.00		118.50
 Changes to the input assumptions can result in different fair value estimates.
Pension
and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

	$		$		$		$
(Canadian $ in millions)
	Pension benefit plans				Other employee future benefit plans
For the three months ended	April 30, 2025		April 30, 2024		April 30, 2025		April 30, 2024
Current service cost		$45		$38		$1		$2
Net interest (income) expense (1)		(14)		(15)		10		9
Impact of plan amendments		-		-		-		-
Administrative expenses		2		3		-		-
Benefits expense		33		26		11		11
Government pension plans expense (2)		113		105		-		-
Defined contribution expense		69		64		-		-
Total pension and other employee future benefit expenses recognized in our Consolidated Statement of Income		$215		$195		$11		$11

(1)
Net interest (income) expense is increased by $nil million for pension benefit plans and $3 million for other employee future benefit plans for the three months ended April 30, 2025 ($nil million for pension benefit plans and $1 million for other employee future benefit plans for the three months ended April 30, 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.

64 BMO Financial Group Second Quarter Report 2025

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Current service cost	$89	$76	$3	$3
Net interest (income) expense (1)	(26)	(30)	19	20
Impact of plan amendments	(19)	-	-	(84)
Administrative expenses	7	6	-	-
Benefits expense	51	52	22	(61)
Government pension plans expense (2)	214	209	-	-
Defined contribution expense	178	169	-	-
Total pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	$443	$430	$22	$(61)

(1)
Net interest (income) expense is increased by $nil million for pension benefit plans and $3 million for other employee future benefit plans for the six months ended April 30, 2025 ($nil million for pension benefit plans and $1 million for other employee future benefit plans for the six months ended April 30, 2024) as a result of assets written down through other comprehensive income due to the asset ceiling.

(2)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contribution Act.
We amended one of our U.S. pension plans in the first quarter of 2025, resulting in a $19 million benefit that was recognized as a reduction in employee compensation expense.

Note 10: Earnings Per Share
Basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Net income attributable to bank shareholders	$1,960	$1,862	$4,094	$3,152
Dividends on preferred shares and distributions on other equity instruments	(142)	(143)	(207)	(183)
Net income available to common shareholders	$1,818	$1,719	$3,887	$2,969
Weighted-average number of common shares outstanding (in thousands)	725,402	728,348	727,518	726,024
Basic earnings per common share (Canadian $)	$2.51	$2.36	$5.34	$4.09
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2025	April 30, 2024	April 30, 2025	April 30, 2024
Net income available to common shareholders	$1,818	$1,719	$3,887	$2,969
Weighted-average number of common shares outstanding (in thousands)	725,402	728,348	727,518	726,024
Dilutive impact of stock options (1)
Stock options potentially exercisable	5,893	4,691	6,072	3,707
Common shares potentially repurchased	(4,855)	(3,760)	(4,989)	(2,824)
Weighted-average number of diluted common shares outstanding (in thousands)	726,440	729,279	728,601	726,907
Diluted earnings per common share (Canadian $)	$2.50	$2.36	$5.34	$4.08

(1)
The dilutive effect of stock options was calculated using the treasury stock method. In computing diluted earnings per share, we excluded average stock options outstanding of
716,633 and 594,569 with a weighted-average exercise price of $150.60 and $151.95 for the three and six months ended April 30, 2025, respectively (2,198,642 and 3,140,711 with a weighted-average exercise price of $132.66 and $131.39 for the three and six months ended April 30, 2024, respectively), as the average share price for the periods did not exceed the exercise price.

Note 11: Income Taxes
Tax Assessments
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group Second Quarter Report 2025 65

Global Minimum Tax
In May 2023, the IASB issued an amendment to IAS 12
Income Taxes
(IAS 12). The amendment addresses concerns around accounting for the global minimum top-up tax as outlined in the two-pillar plan for international tax reform developed by members of the Organisation for Economic Co-operation and Deve lop
ment/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up tax legislation has been enacted, or substantively enacted. The global minimum tax rules are effective for our fiscal year beginning November 1, 2024, and as a result, our effective tax rate increased by approximately
60
basis points and
65
basis points for the three and six months ended April 30, 2025.

Note 12: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 26 of our annual consolidated financial statements for the year ended October 31, 2024.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2025	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,359	$2,122	$369	$474	$(227)	$5,097
Non-interest revenue	615	406	1,159	1,305	97	3,582
Total Revenue	2,974	2,528	1,528	1,779	(130)	8,679
Provision for credit losses on impaired loans	476	247	2	28	12	765
Provision for (recovery of) credit losses on performing loans	132	87	6	73	(9)	289
Total provision for credit losses	608	334	8	101	3	1,054
Depreciation and amortization	157	243	65	79	-	544
Non-interest expense	1,132	1,263	976	1,021	83	4,475
Income (loss) before taxes and non-controlling interest in subsidiaries	1,077	688	479	578	(216)	2,606
Provision for (recovery of) income taxes	295	142	118	147	(58)	644
Reported net income (loss)	$782	$546	$361	$431	$(158)	$1,962
Non-controlling interest in subsidiaries	$-	$5	$-	$-	$(3)	$2
Net income (loss) attributable to bank shareholders	$782	$541	$361	$431	$(155)	$1,960
Average assets (3)	$343,799	$243,601	$71,033	$564,034	$281,216	$1,503,683

For the three months ended April 30, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$2,154	$1,994	$322	$358	$(313)	$4,515
Non-interest revenue	665	395	1,071	1,303	25	3,459
Total Revenue	2,819	2,389	1,393	1,661	(288)	7,974
Provision for credit losses on impaired loans	295	288	6	61	8	658
Provision for (recovery of) credit losses on performing loans	103	(7)	(13)	(9)	(27)	47
Total provision for (recovery of) credit losses	398	281	(7)	52	(19)	705
Depreciation and amortization	145	238	67	74	-	524
Non-interest expense	1,071	1,203	911	954	181	4,320
Income (loss) before taxes and non-controlling interest in subsidiaries	1,205	667	422	581	(450)	2,425
Provision for (recovery of) income taxes	333	124	102	122	(122)	559
Reported net income (loss)	$872	$543	$320	$459	$(328)	$1,866
Non-controlling interest in subsidiaries	$-	$4	$-	$-	$-	$4
Net income (loss) attributable to bank shareholders	$872	$539	$320	$459	$(328)	$1,862
Average assets (3)	$323,710	$236,135	$63,673	$455,916	$271,005	$1,350,439

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for three months ended April 30, 2025 are $1,308,774 million, including $341,885 million for Canadian P&C, $223,071 million for U.S. P&C, and $743,818 million for all other operating segments including Corporate Services (for three months ended April 30, 2024

- Total: $1,216,579 million, Canadian P&C: $312,320 million, U.S. P&C: $215,614 million and all other operating segments: $688,645 million).

66 BMO Financial Group Second Quarter Report 2025

(Canadian $ in millions)
For the six months ended April 30, 2025	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$4,744	$4,327	$724	$1,173	$(473)	$10,495
Non-interest revenue	1,295	877	2,390	2,679	209	7,450
Total Revenue	6,039	5,204	3,114	3,852	(264)	17,945
Provision for credit losses on impaired loans	967	559	3	63	32	1,624
Provision for (recovery of) credit losses on performing loans	183	189	5	84	(20)	441
Total provision for credit losses	1,150	748	8	147	12	2,065
Depreciation and amortization	310	483	132	164	-	1,089
Non-interest expense	2,269	2,561	2,004	2,191	332	9,357
Income (loss) before taxes and non-controlling interest in subsidiaries	2,310	1,412	970	1,350	(608)	5,434
Provision for (recovery of) income taxes	634	286	240	332	(158)	1,334
Reported net income (loss)	$1,676	$1,126	$730	$1,018	$(450)	$4,100
Non-controlling interest in subsidiaries	$-	$5	$-	$-	$1	$6
Net income (loss) attributable to bank shareholders	$1,676	$1,121	$730	$1,018	$(451)	$4,094
Average assets (3)	$342,623	$245,950	$70,511	$571,605	$282,057	$1,512,746

For the six months ended April 30, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	$4,295	$4,052	$647	$863	$(621)	$9,236
Non-interest revenue	1,302	791	2,074	2,387	(144)	6,410
Total Revenue	5,597	4,843	2,721	3,250	(765)	15,646
Provision for credit losses on impaired loans	533	471	9	72	46	1,131
Provision for (recovery of) credit losses on performing loans	160	100	(3)	(42)	(14)	201
Total provision for credit losses	693	571	6	30	32	1,332
Depreciation and amortization	288	484	133	151	-	1,056
Non-interest expense	2,138	2,423	1,842	1,993	781	9,177
Income (loss) before taxes and non-controlling interest in subsidiaries	2,478	1,365	740	1,076	(1,578)	4,081
Provision for (recovery of) income taxes	685	262	180	224	(428)	923
Reported net income (loss)	$1,793	$1,103	$560	$852	$(1,150)	$3,158
Non-controlling interest in subsidiaries	$-	$4	$-	$-	$2	$6
Net income (loss) attributable to bank shareholders	$1,793	$1,099	$560	$852	$(1,152)	$3,152
Average assets (3)	$322,349	$234,219	$63,093	$446,962	$269,435	$1,336,058

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, securities borrowed or purchased under resale agreements, loans and securities. Total average earning assets for six months ended April 30, 2025 are $1,314,247 million, including $340,584 million for Canadian P&C, $225,177 million for U.S. P&C, and $748,486 million for all other operating segments including Corporate Services (for six months ended April 30, 2024 - Total: $1,205,372 million, Canadian P&C: $309,883 million, U.S. P&C: $213,955 million and all other operating segments: $681,534 million).

BMO Financial Group Second Quarter Report 2025 67